SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________________
FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Peerless Value Opportunity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

300 Atlantic Street
Suite 301
Stamford, Connecticut 06901

Telephone Number (including area code):

203-350-0040

Name and Address of Agent for Service of Process:

Timothy E. Brog
Peerless Systems Corporation
300 Atlantic Street, Suite 301
Stamford, Connecticut 06901

Check Appropriate Box:

The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:

Yes     ☒                             No     ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Stamford and State of Connecticut on the 22nd day of June, 2011.

PEERLESS VALUE OPPORTUNITY FUND (Name of Registrant)

By:	/s/ Timothy E. Brog

Name:	Timothy E. Brog

Title:	Chief Executive Officer